Exhibit 7
MAURICE J. KOURY
P.O. BOX 850
BURLINGTON, NC 27216
December 20, 2007
VIA OVERNIGHT COURIER
Cape Fear Bank Corporation
1117 Military Cutoff Road
Wilmington, North Carolina 28405
Attn: Board of Directors
Ladies and Gentlemen:
As you know, I have acquired a significant ownership position in Cape Fear Bank Corporation (the “Company”). I have repeatedly requested the opportunity to meet with the board of directors to discuss the performance of the Company and its stock. To date, you have not accepted my request. I believe the Company and its subsidiary, Cape Fear Bank, have access to attractive banking markets with significant opportunities to create shareholder value; opportunities which continue to elude present management.
I am willing to act on my belief and am prepared to purchase all of the Company’s common stock at a price of $12.00 per share in cash. This represents 160% of the Sept. 30 book value and 26.7x annualized year-to-date EPS. Based on the 2008 consensus estimate, $12.00 per share would still represent more than 150% of book value at Dec. 31, 2008, and 31.6x EPS.
I believe this proposal confirms my intent to enhance the value of my fellow shareholders, a goal Cameron Coburn claimed to share when quoted in a Nov. 26 article in the American Banker. “If there is an opportunity that fits our strategic plan to enhance our value or our franchise, then we would pursue that.”
But I have to wonder if “enhance our value” is truly emphasized, especially versus the phrase “that fits our strategic plan,” I cannot say with complete certainty, given the woefully inadequate materials you recently presented to me, but I believe the board has not fully considered its options to “enhance our value.”
Here is what Mr. Coburn stated in an Oct. 23 article in the Wilmington Star: “The bank’s board of directors recently engaged, an investment-banking limit to analyze Cape Fear Bank’s position and growth strategy. The firm found that it would be premature to abandon the bank’s long term plan for success. . .”
Again, I encourage the independent directors to carefully weigh and consider the financial advice you may or may not be receiving from advisors. Are these advisors actually investment bankers, as your chairman claims? Or are you being advised by a firm that helped craft a strategic plan and is therefore committed to management to defend such a plan?
I implore you to carefully consider your fiduciary obligations to the Company’s shareholders and to form a committee of independent, non-employee directors. This committee should retain a qualified investment banker with experience in the bank mergers and acquisitions market to provide the committee with an unbiased, informed evaluation regarding my proposal and the Company’s acquisition value. I, and the rest of your shareholders, will be watching your actions in this regard very closely.
To be absolutely clear, I am prepared to negotiate and enter into a merger agreement. I am prepared to conduct due diligence immediately. Obviously, our transaction would be subject to the requisite regulatory and shareholder approvals and completion of due diligence. I am confident that the transaction would receive such approvals promptly.
I request that you give this serious proposal your immediate review and consideration.
Very truly yours.
/s/ Maurice J. Koury
Maurice J. Koury

CC:	John Cameron Coburn Walter Lee Crouch, Jr. Windell Daniels Craig S. Relan Jerry D. Sellers Walter O. Winter Michael G. Keeley